VOLGATELECOM



ANNUAL STATEMENT 2006



CONTENTS



VOLGATELECOM


Kirov
Izhevsk
Ioshkar Ola
Nizhny
Novgorod
Cheboksary
Saransk
Ulyanovsk

GENERAL INFORMATION

Full brand name:

Open Joint Stock Company VolgaTelecom.

Location:
Dom Svyazi, M.Gorky square, Nizhny Novgorod, 603000, the Russian Federation.

The date of state registration of the Company and the registration number:
December 15, 1993; № 448
Certificate of legal entity's state registration: series НРП-НН № 20362, issued on June 28, 2002.

OJSC VolgaTelecom was registered in Uniform State Register of Legal Entities by the Inspection of Russia's Ministry of Taxation for Nizhegorodskyi district of Nizhny Novgorod city on August 1, 2002 under the basic state registration number 1025203014781.

The Company was registered by Order of the head of administration of Nizhny Novgorod city № 1605-p of December 15, 1993 as Open Joint Stock Company Svyazinform of Nizhny Novgorod oblast (OJSC Nizhegorodsvyazinform) as a result of privatization of state enterprise of communication and IT Rossvyazinform and is the cessionary of all its rights and obligations.

Basing on the resolution of general meeting of shareholders of OJSC Nizhegorodsvyazinform of November 9, 2001 the Company was reorganized by way of affiliation to it of OJSC Kirovelectrosvyaz, OJSC Martelcom, OJSC Svyazinform of the Republic of Mordovia, OJSC Electrosvyaz of Orenburg oblast, OJSC Svyazinform of Penza oblast, OJSC Svyazinform of Samara oblast, OJSC Saratovelectrosvyaz, OJSC Udmurt Telecom, OJSC Ulyanovskelectrosvyaz, and OJSC Svyazinform of Chuvash Republic.

On June 28, 2002 general meeting of shareholders of OJSC Nizhegorodsvyazinform passed the resolution to rename the Company into OJSC VolgaTelecom.

The Volga Federal District

OJSC VolgaTelecom basic licensed territory for providing communication services covers 11 regions of the Volga Federal District (hereinafter - VFD), which comprises 14 subjects of the Russian Federation, including:

- 6 republics: Bashkortostan, Mariy-El, Mordovia, Tatarstan, Udmurtia, and Chuvashia;
- 7 oblasts: Kirov, Nizhny Novgorod, Orenburg, Penza, Samara, Saratov and Ulyanovsk,
- Perm area (the region comprises Perm oblast and Komi-Permyak Autonomous Area).

VFD territory is 1 038 thousand km^2, which is equal to 7,27% of the Russian Federation territory. 32 019 thousand people are living here - 22,1% of the total population of Russia. This is the second outman (after Central Federal District) and the most multi-national federal district.

The majority of VDF population lives in towns and cities - 70,8%. Two cities with population over 1 million people - Nizhny Novgorod and Samara are in the Company's cover area.

The region's macroeconomics

Year 2006 was marked by the growth of industrial production and the improvement of social situation in VFD. So, with the average growth of consumer cost by 8% the real income of VFD population grew by 18%, and the salary - by 26%. In 2006 the average wage in VFD accounted for RUR 8 600. The growth of the production sector in VFD was 6%, and direct capital investments grew by 12% which is higher than in Russia upon the whole.

Such industries as machine manufacturing and fuel and energy complex are the leaders in the structure of production sector. Agricultural sector, chemical industry and light industry make a substantial input into the volume of industrial production of the Volga Federal District. Electric-power supply industry is an important industry of VFD market specialization. Large hydroelectric power stations on the Volga and Kama rivers are located in the district; nuclear power is represented by Balakovo's A-plant – the largest in the region. Large investment projects are successfully realized in VFD, and also national priority projects: "Education", "Healthcare", "Housing" and "Agro-industrial complex development".

Russia's telecommunications industry trends. The Company's position in the industry

Changes of the industry's legislation relating to the principles of long-distance communication services provision to end-users and also the principles of operators' interaction when rendering these services had material effect on the situation in telecommunications industry in 2006. Amendment to clause 54 of Federal law "On communication" abolishing payment for incoming calls to any phone – "Calling Party Pays" principle – came into force. Also, the limit prices for connection and traffic transit services were introduced.

VFD telecommunications market is developing at high rates. In 2006 the actual volume of telecommunications services in the regions where OJSC VolgaTelecom is operating amounted to about RUR 57 billion. OJSC VolgaTelecom's share is 36% of all the revenues of telecom sector.

Telecommunications market in the sector of fixed-line (local and intra-regional) communication was developing with damping of demand for services among new clients, improvement of competition with alternative operators and mobile communication companies.

The market of Internet wideband access services is actively growing. Reduction in cost of service access and traffic cost encouraged the growth. There is a stable trend of churn of Internet dial-up access users towards wideband access technologies.

THE COMPANY'S SHARE OF TELECOMMUNICATIONS SERVICES MARKET


100%
Market share at 2006 end,%*
0%
88,5%
96,3%
68,4%
73,7%
Local telephony
intra-regional telephony
Internet services via leased channel
Dial-up Internet services

* market share was calculated with due account for:
- preliminary estimates of telecommunications market segments volume;
- adjustment of indicators for Internet services market by taking into account the development of connection technology via "home" networks which are highly fragmented.



GENERAL DIRECTOR'S ADDRESS



Dear shareholders,

Year 2006 was uniquely rich in reforms. Enacted regulatory documents had material effect both on OJSC VolgaTelecom trend and the industry as a whole. Shaping of competitive market with a large number of players has offered the challenges of introducing new technologies and taking dynamic actions in end-user relations. New principles of mutual settlements with operators, introduction of "CPP" principle have required from us the solutions of creating clean-cut and efficient interaction patterns.

These factors had material effect on the Company's operations in the past year, and we are presenting to you the document containing generalized results of activities of the entire collective of Open Joint Stock Company VolgaTelecom in 2006.

We are happy to state that the lines of activities selected by us as the priority trends oriented to ensure dominance in key segment of communication services market, further network development and also business diversification have yielded positive results.

At 2006 year-end OJSC VolgaTelecom has become the leader among Svyazinvest group companies by the number of Internet wideband access users, is ranked the second by the volume of fixed line subscribers' base and is the third by digitalization level.

High level of competition encourages the Company to follow advanced trends of telecommunications market and actively utilize new technologies in order not to lose the leadership position. This fact works towards diversification of revenue structure. It is important to note that the revenues from new technology services have significantly increased. The major share in their structure is data transfer and Internet access services. Moreover, the highest growth is in the sector of Internet users with ADSL-based access. Introduction on the market of new trademark "J" in May 2006 contributed to the fact that their number grew 4,4 times to 115 000.

The achievement of these positions required to change marketing policy emphases: in 2006 the Company reorganized its marketing service, introduced on the market a line of demonstrative brands, started to realize the projects of promoting comprehensive services. Our immediate objective – to build up subscriber's loyalty, to introduce on the market package services, their perspectives seem to be far more advantageous than to provide each service separately.

Active modernization of communication networks, raising the level of digitalization and implementation of new technologies are the major challenges met currently by OJSC VolgaTelecom within the framework of technical infrastructure development. Today the Company is actively building multiservice networks based on NGN-platform, the works are scheduled to be completed in 2007-2008. Utilization of this technology assumes the capability of providing

unlimited range of services, opens up wide capabilities to develop more flexible approaches when forming the packages of services and tariff rates.

Steadily keeping leadership position in telecommunications market of the Volga region OJSC VolgaTelecom in 2006 successfully continued to solve the tasks of communication infrastructure development and modernization. The first stage of transport network modernization project was realized; the project is carried out on the basis of NGN technology and opens up new additional capabilities for doing business.

Year 2006 was remarkable for steady strengthening of positions on securities market. The Company's capitalization achieved its new historical maximum at the level of US$ 1,82 billion. International rating agency "Standard & Poor's" raised OJSC VolgaTelecom long-term credit rating from "B+" to "BB-", outlook "Stable". At the same time the Company's long-term credit rating on Russian scale was raised from "ru A+" to "ru AA-".

Strategic initiatives of the management and shareholders intended to improve corporate governance system gained the attention of business community. At 2006 year-end OJSC VolgaTelecom is among the most transparent Russian companies; being the sixth in transparency rating. Corporate governance rating service of "Standard & Poor's" raised OJSC Volga Telecom corporate governance rating from CGR-4+ to CGR-5. "Standard & Poor's" also raised the Company's rating on Russian scale from CGR-4,8 to CGR-5,1. "Expert RA" rating agency having conducted the monitoring of corporate governance in 2006 raised earlier assigned rating to A level and declared OJSC VolgaTelecom as one of the leaders in management quality in Russia. VolgaTelecom corporate secretary won all-Russia contest "Leaders in corporate governance-2006" in "The best corporate secretary" nomination.

We are aware of prime importance and value of our employees; in many ways owing to them it became possible to achieve considerable growth of the Company's operating efficiency and as consequence the growth of its shareholder value. That is why VolgaTelecom places special emphasis on social policy, personnel development and its motivation. In 2006 the Company successfully realized the project "Personnel reserve", thousands of employees underwent professional training in various programs.

One more recognition of our achievements was OJSC VolgaTelecom winning in all-Russia contest "Russian entity of high social efficiency"; at this contest we got the prize in "Staff qualification, system of staff training and retraining" nomination. Besides, at the year-end competent experts recognized OJSC VolgaTelecom as the company having "The best personnel service" and "The best Russian bookkeeping service-2006".

The appraisal of high professionalism and creative approach to business of the Company's employees was the serving in 2006 to OJSC VolgaTelecom of certificate of compliance of the Company's quality management system with ISO 9001-2001 standard as applied to communication services.

Our future is integration of services on the basis of wire networks, considerable growth of range of services and building up of the subscriber's loyalty. It is these key factors which are the earnest of the Company's dynamic development in the future.

I am confident, dear shareholders that with your support OJSC VolgaTelecom will gain new achievements.

Sincerely yours,

OJSC VolgaTelecom
General Director
Sergey Omelchenko

BASIC EVENTS



February

OJSC VolgaTelecom participated in the exhibition of IT of Nizhny Novgorod oblast; the exhibition was occasional to holding the visiting session of the presidium of RF State council on the problems of IT and communication technologies development.
Vladimir Putin - the President of the Russian Federation using videoconferencing equipment installed at VolgaTelecom exhibition stand was able to communicate with the students of four rural schools of Nizhny Novgorod oblast.

OJSC VolgaTelecom Internet-site was recognized as the best site at regional contest of corporate editions and sites "Tambour - Povolzhie-2006". The Company's corporate newspaper "VolgaTelecom is on line" was rated the third for "efficient editorial climate and content".

April

The Company's management participated in conference "Communications and investments in Russia" and made the presentation of the Company's activities and the prospects of its development.

OJSC VolgaTelecom Ulyanovsk branch took part in specialized exhibition "E-COMMUNICATIONS" which brought together IT market leaders of Ulyanovsk oblast and of neighboring regions.

VolgaTelecom Kirov branch participated in the III-rd mega-regional exhibition "Informresource 2007", the visitors were able to see the entire range of new services provided by the Company. By the end of the exhibition OJSC VolgaTelecom was awarded the diploma "For the best information system of real business support".

May

OJSC VolgaTelecom branch in Udmurtia Republic took part in exhibition "City of the XXI-st century" in Izhevsk Expocenter and presented the latest telecommunication technologies.
OJSC VolgaTelecom Ulyanovsk branch participated in the First economic forum "Modern trends of regional economics development" organized by the government of Ulyanovsk oblast.

June

OJSC VolgaTelecom was a nominee of National Award "Taxpayer of the year" instituted by Mega-Regional Organization of Entrepreneurs with the support of Accounting Chamber of the Russian Federation, faction "United Russia" of State Duma of the Russian Federation and the Committee for budget and taxes of State Duma of the Russian Federation.

OJSC VolgaTelecom Saratov branch took part in the 7-th specialized exhibition "Citystroi-expo-2006" organized by Exhibition Center "Sofit-Expo". 153 companies from 12 regions of Russia participated in the exhibition.

Annual general meeting of shareholders of OJSC VolgaTelecom in the form of compresence was held on June 26, 2006.

July

OJSC VolgaTelecom Orenburg branch was the winner of the sixth annual contest "Leader in economics - 2006" held by the government and Legislative assembly of Orenburg oblast. The prize was awarded in nomination "Entity of high social efficiency".

OJSC VolgaTelecom was a prize winner of International project "Transparency Award", this project is a joint initiative of Russian-Swiss business club (Switzerland), High institute of business and management INSAM (Switzerland) and is realized with the support of audit company "PricewaterhouseCoopers", Center of anticorruption investigations and initiatives "Transparency International", and International public organization "The commonwealth" association of accountants and auditors".



September

VolgaTelecom Nizhny Novgorod branch took part in the 11-th International industrial - economic forum "Russia Unified".

OJSC VolgaTelecom branch in Udmurtia Republic in Administration of Izhevsk city made the presentation of modern communication services provided by the Company within the framework of "E-Izhevsk" program intended to implement new telecommunication technologies in different industries of municipal services.

OJSC VolgaTelecom Ulyanovsk branch held regional conference "Internet and business".

OJSC VolgaTelecom Ulyanovsk branch won the 1-st place in show-contest of the best organization of safety arrangements and precautions work among the enterprises of Ulyanovsk oblast. The show-contest was held within the framework of the oblast's program of improving labor conditions and safety arrangements and precautions.

October

OJSC VolgaTelecom took part in International exhibition "InfoCom-2006" held under the auspices of Ministry of IT and communications of the Russian Federation. The major topic of the exhibition – utilization of modern info-communication technologies in social sphere. The exhibition was to demonstrate the innovations and achievements of telecom industry and info-communication technologies in such areas as healthcare, education, info-communication technologies in government and business management. OJSC VolgaTelecom presented its exhibit at the stand in Samara city.

OJSC VolgaTelecom Penza branch participated in the IV-th mega-regional specialized exhibition-fair "E-Penza".

November

On November 10-15 in London and Stockholm the Company participated in road-show: "OJSC VolgaTelecom. Results and achievements. Development prospects". In the course of the road-show the Company's management held meetings with 22 representatives of banks and investment companies.

OJSC VolgaTelecom Samara branch was a winner of regional contest of PR projects "Bolshoi krug-2006" in nomination "The best PR project for commercial sector".



December

OJSC VolgaTelecom Saratov branch was a winner of annual oblast's contest of the best organization of HR relations; the contest was held by the Ministry of healthcare and social assistance of Saratov oblast.

OJSC VolgaTelecom Samara branch was a winner of the V-th annual contest "The Company of the year: the salt of the earth and the best enterprises of Samara oblast" among communication industry enterprises in nomination "For high cost effectiveness".
OJSC VolgaTelecom branch in Mordovia Republic was a winner of All-Russia contest "100 best products of Russia".



At year 2006 end

Participation in All-Russia contest "The best Russian personnel service - 2006". OJSC VolgaTelecom was awarded the diploma of honor of the contest's winner.

Participation in All-Russia contest "Russian company of high social efficiency"; the contest was held according to the Russian Federation Government regulation under the auspices of ministries and authorities and with the participation of all-Russian associations of employers and trade unions. OJSC VolgaTelecom was awarded the prize for winning in nomination "Staff qualification, system of staff training and retraining".

OJSC VolgaTelecom department of bookkeeping and reporting was a winner of contest "The best Russian bookkeeping service-2006".

RESULTS OF FINANCIAL AND ECONOMIC ACTIVITIES



KEY ECONOMIC INDICATORS

Indicator's description	Measure unit	2005	2006	Rate of indicators' change
Sales proceeds of commodities, products, works and services	RUR, million	21 348,4	21 691,2	101,6%
Communication services revenues	RUR, million	20 787,6	20 367,0	98,0%
Expenditures, RUR million	RUR, million	16 059,4	16 949,8	105,5%
Sales profit	RUR, million	5 289,0	4 741,5	89,6%
Pretax earnings	RUR, million	3 424,0	3 534,2	103,2%
Net profit	RUR, million	2 255,6	2 453,6	108,8%

The growth of core activities revenues is accounted for structural changes which occurred in telecommunication market due to the enactment of a number of regulatory documents. As a result, since January 1, 2006 the Company does not provide DLD & ILD services to subscribers.

Since January 1, 2006 the Company's proceeds include agency fee revenue paid by DLD & ILD operators for servicing the subscribers who used the services of long-distance communications operators.

REVENUE STRUCTURE


2005
2006
12,9%
39,5%
7,2%
6,7%
3,3%
30,4%
16,5%
10,6%
43,1%
7,5%
6,9%
15,3%
DLD, ILD and Intra-regional telephony
Urban telephony
Rural telephony
Connection and traffic transit services
Value-added services
Other services

In 2006 the growth rate of communication services revenue net of DLD & ILD revenue accounted for 121,5%.
Enacted new statutory regulations considerably changed the Company's revenue structure. In addition, active promotion of value-added services resulted in 3,4% growth of this item in revenue structure or by RUR 660 million (143,8% vs. 2005).

EXPENDITURE PATTERN

Indicators' description	2005	2006
Labor costs (uniform social tax including)	42,5%	43%
Material costs	7,7%	7,8%
Depreciation & amortization	16,6%	16,9%
Rostelecom expenses	12,6%	0,8%
Traffic payments	3,3%	8,8%
Other expenses	17,3%	22,7%

In 2006 due to new business environment the share of expenses for Rostelecom traffic payments considerably reduced. At the same time the item related to payments to operators for the Company's traffic terminated at their networks has grown. The growth of expenses for this item vs. 2005 amounted to RUR 998,8 million or 300%.

KEY INDICATORS OF THE COMPANY'S OPERATING EFFICIENCY

Indicators description	Measure unit	2005	2006	Rate of indicators change
Net profit margin	%	14,0	14,5	+0,5%
EBITDA	RUR million	6 767,4	7 136,6	105,5%
EBITDA margin	%	31,7	32,9	+1,2%
Revenue per a line	RUR.	4 605	4 383	95,2%
Sales profit per a line	RUR	1 141	958	84,0%
Revenue per an employee*	RUR	459 609	509 244	110,8%
Sales profit per an employee*	RUR	113 868	111 315	97,8%
Number of lines per an employee*	Lines	99,8	116,2	116,4%

* - staff on the payroll for the reporting period is taken into account


STORM



One of strategic trends of OJSC VolgaTelecom revenue performance increase is value-added services development. In 2006 these services generated RUR 2 164,2 million, which is by 43,8% more than in 2005. In 2006 the revenue from Internet services via leased lines amounted to RUR 1 084,6 million, RUR 538,5 million gain vs. year 2005 revenue. This market sector is the fastest growing sector and OJSC VolgaTelecom indicators match market trends. The basic factor which enabled to secure dynamic development of Internet wideband access services is the increase in the volume of provided services.

VALUE-ADDED SERVICES REVENUE STRUCTURE



Internet dial-up access services
773,6
35,7
Internet services via Leased lines
1084,6
50,1
Data transfer network services
118
5,5
Other
187,9
8,7
Total for OJSC VolgaTelecom
2164,2
100
Revenue amount, RUR million
Share, %

THE COMPANY'S NET ASSETS VALUE

Asset description	01.01.2007
Net assets value (RUR thousand)	18 335 183
Authorized capital (RUR thousand)	1 639 765
Required reserve (RUR thousand)	81 988
Net assets to authorized capital ratio (%)	1 118,16
Ratio of net assets to the amount of authorized capital and required reserve (%)	1 064,91

Net assets value grew by RUR 1 837 771 thousand or by 111,14%.

NET PROFIT ALLOCATION



25,82%
(RUR 633 401,6 thousand)
74,18%
(RUR 1 820 186,2 thousand)
Gains in shareholder's equity as related to undistributed profit of the reporting year (% to net profit)
Dividends payment (% to net profit)

Financial operations

The cost of servicing the Company's debt obligations was reduced by 18%. For 2006 the saving amounted to RUR 153 million.

Debt obligations worth RUR 2 355 million were restructured to optimize credit portfolio. Due to the placement of the 4-th bonded loan (amount – RUR 3 billion, maturity - 7 years, offer in 3 years, rate of the 1-st coupon 7,99% per annum) the saving of money resources for debt servicing accounted for RUR 61 million.

Amicable settlement with RF Ministry of Finance and Vnesheconombank was signed to settle indebtedness under the Company's debt obligations worth Euro 8,4 million.

Arrangements were made to reimburse receivables for benefits to certain population groups from federal budget. The arrears were reduced by RUR 480,3 million (from RUR 957,4 million to RUR 477,1 million).



INVESTMENT POLICY



In 2006 OJSC VolgaTelecom investment activities were in line with the investment policy defined by the Company's strategy and intended to solve priority tasks of communication networks development. In 2006 the total investments amounted to RUR 5 882,44 million. RUR 5 710,1 million were invested into fixed-capital assets; RUR 5 584,7 million were allocated for communication facilities.

In 2006 48,7% of investment activities were financed at the cost of OJSC VolgaTelecom proprietary resources, and the remaining share - 51,3% - falls at raised funds. The Company increased the share of investments financed at the cost of raised funds by 17,83% vs. 2005. This increase was caused by equipment supply under leasing agreements for the projects of communication networks upgrading on the basis of NGN equipment.

BASIC TRENDS OF INVESTMENT ACTIVITIES



1511,4
1 713,9
707,2
435,8
203,2
331,2
807,4
- Fixed-line telephony
- Mobile telephony
- Intra-regional telephony
- New services and technologies
Data transfer network and arrangement of x-DSL access to Internet services.
- IT investments
- Other

In 2006 the investments into the development of high-tech communication services have considerably grown. The share of investments into new services and technologies of data transfer network amounted to 37,7% of the total volume of investments, which exceeded the level of investments in 2005 3,9 times. RUR 2 218,6 million were allocated for these objectives.

In 2006 OJSC VolgaTelecom joined national project "Education" and as a result the investments into social and special projects have grown. To realize the program of providing Internet access to educational institutions of the Volga Federal District within "Education" project in 2006 the Company allocated RUR 195,4 million and connected 4 900 schools.



BUSINESS DEVELOPMENT



Basic trends of the Company's activities in 2006

- Building of data transfer networks and Internet wideband access technology development
- Building and upgrading of intra-regional transport networks, intra-regional fiber-optic links
- Improvement in quality of communication through network digitalization and equipment upgrade
- Building of new and expansion of existing networks of on-air digital broadcasting of DVB-T standard
- Implementation of measures to prepare PSTN for introduction of Russian system and plan of numbering in accordance with order of RF Ministry of IT and Communications № 142 of 17.11.2006

Intra-regional communication

In 2006 OJSC VolgaTelecom continued the construction of fiber-optic ring links ensuring the transit of growing traffic of data transfer networks and traditional telephony. 2 590 km of fiber-optic links and 199 km of digital microwave radio links were put into service. The total length of intra-regional networks accounted for 21 171,3 km, including fiber-optic – 13 402,4 km, and microwave radio – 3 321,5 km. Digitalization of intra-regional networks - 96,6%.

Communication networks are being developed on the basis of NGN technology, which comprises the convergence of PSTN, mobile telephony, the networks of wire and wireless wideband access. This technology enables to expand the range of rendered services on the basis of intelligent networks, new content and services provided within Triple Play concept, IP-TV including.

COMMUNICATION NETWORK DEVELOPMENT


Thousand numbers
%
5200
5000
4800
4600
4400
4200
4000
80
70
60
50
40
30
20
10
0
4704
4379
56,6
4950
4627
63,4
5110
4759
68,5
2004
2005
2006
Installed capacity
Equipped capacity
Digitalization



URBAN AND RURAL TELEPHONY

	2005	2006
PBX installed capacity, numbers	4 950 533	5 109 645
Urban telephone network(UTN)	4 169 642	4 307 754
Rural telephone network (RTN)	780 891	801 891
Equipped capacity, numbers	4 627 009	4 759 260
UTN	3 920 050	4 025 161
RTN	706 959	734 099
Capacity utilization	93,5%	92,49%
UTN	94%	93,44%
RTN	91%	91,54%
Digitalization	63,3%	68,5%
UTN	70%	74,4%
RTN	30%	37,3%
Capacity commissioning, numbers	517 621	451 157
UTN	420 013	369 062
RTN	97 608	82 095
Gain in basic phone sets	257 564	152 984
UTN	210 703	119 610
RTN	46 861	33 374
Number of unmet applications	197 477	104 809
UTN	115 864	54 278
RTN	81 613	50 531
Telephone penetration (per 100 residents)	24,0	24,9
UTN	28,5	30,6
RTN	13,0	12,6

NUMBER OF INTERNET USERS


Growth rate – 118,2 %
576 440
487 715
2005
2006
Dial-up access
Growth rate – 376,9 %
120 030
31 845
2005
2006
Leased line access



Data transfer and Internet access services

Priority development of Internet wideband access is the Company's strategic trend for the period from 2007 to 2011. Essential presence in this market is required for keeping leading positions in telecommunications market of territories where OJSC VolgaTelecom provides communication services.

In 2006 the number of Internet dial-up access users was 576 400, and Internet wideband access – 120 000.

In 2006 the Company continued active development of xDSL-based service - "Internet wideband access". The share of ADSL subscribers of the total number of leased line access users for 2006 grew from 80% to 94%. In 2006 to ensure the capability of providing wideband access services the number of installed xDSL ports were increased 3,3 times (from 48 000 to 159 100 ports) which resulted in the growth of xDSL users subscriber's base from 27 100 to 115 400.

In 2006 ADSL-based uniform brand "J" was designed and introduced to the market of 11 regions of the Volga Federal District. The subscribers were offered tariff plans with included traffic volume ("JUST", "JUMP" and "JET") and unlimited tariff plans ("J.OPEN-64" and "J.OPEN-128"). Single Internet-portal with entertainment content "J-net", "J-zone" and "J-play" was put into service for ADSL subscribers.

The executed business events resulted in the following: in 2006 the gain in the number of wideband access service users amounted to 88 185, and by 2006 end the total number of leased line access subscribers was 120 030.

In 2006 OJSC "VolgaTelecom" branches carried out the activities of expansion and modernization of regional data transfer networks. Within the framework of the project's realization of NGN building in 2006 to arrange the connections the transport data transfer networks were modernized in Kirov, Penza, Samara branches, in the branches of Udmurtia and Chuvash republics. "Juniper" backbone routers were installed; transport networks are being developed on the basis of WDM technology.

The construction of intra-branch corporate data transfer network was continued; its total length is more than 4 720 km, the network will connect all 11 regional centers covered by OJSC VolgaTelecom. At the initial stage the carrying capacity of data transfer network will be 2,5 Gbps, and the capability is provided for raising the rate to 10 Gbps.

Services of Call Processing Centers

Call Processing Centers (CPC) enable to improve the quality and efficiency of customer service and to enhance the customers' loyalty to the Company and in 2006 OJSC VolgaTelecom continued their construction. At January 1, 2007 Call Processing Centers were operating in Kirov, Nizhny Novgorod, Penza, Samara, Saratov, Ulyanovsk branches, and in VolgaTelecom branches in the Republic of Mariy-El, Mordovia Republic and Udmurtia Republic.

The priority trend of CPC services development is the improvement of customer service quality. In 2006 information and technical support services were established to assist to "Internet wideband access" service users. Information support is provided to key corporate clients.





Key corporate clients' relations

In 2006 one of the priorities of OJSC Volga-Telecom marketing activities was forming-up of the system of servicing of large corporate clients. At January 1, 2007 the Company provided services to more than 1 350 large corporate clients. In 2006 the share of revenues from large corporate clients in the structure of revenues derived by the Company from business sector accounted for 20,3%.

In 2006 the main events of "Program of improving corporate clients' relations" were realized. At January 1, 2007 the average annual income per a corporate client amounted to RUR 1 012 000, which is by 26,5% exceeds the highlight of average annual income per a key corporate client set for 2006.

The Company continued active development of Virtual Private Network which at present is the most promising for building corporate networks and enables to consolidate dispersed offices into single infocomm environment. In 2006 OJSC VolgaTelecom revenues from data transfer network and VPN services grew by 48% to RUR 129,7 million.

Tariff policy

In 2006 the Company continued to shape tariff policy intended to increase earnings from communication services provision. One of essential conditions which had the effect on OJSC VolgaTelecom tariff policy was the approval of new procedure of settlements between communication operators and of tariffs for these services. Since July 1, 2006 this procedure came into force for intra-operators' interaction.

Implementation of "Calling Party Pays" (CPP) principle, when incoming calls to a mobile phone are paid by the call's initiator, is one more event which had the effect on the situation at communications market as a whole and on each operator individually. For tariffing phone calls with due account for CPP principle OJSC VolgaTelecom since July 1, 2007 has prescribed additional tariff. In the circumstances the provision of intra-regional calls has become one of revenue items of the Company's budget.

Within the framework of tariff campaign-2006 pursuant to the resolution of the Management of Russia's Federal Service for Tariffs (FST) of November 17, 2006 new tariff plans for local and intra-regional calls were approved for OJSC VolgaTelecom. Crucially new condition was the fact that subscribers-residents, if there is technical capability to meter the duration of local calls, were offered three tariff plans at option:

- tariff plan with time-based billing (payment is made for every minute of a call);
- tariff plan with combined payment system (fixed monthly payment includes basic volume of local calls, the calls in excess of this volume are paid extra for every minute of a call);
- tariff plan with subscriber's fee (fixed monthly payment for unlimited volume of local calls).

New tariff rates are effective since February 1, 2007 on the entire territory of OJSC VolgaTelecom operation. More than 64% of VolgaTelecom's subscribers-residents have the opportunity to select the tariff plan.

One of significant trends of OJSC VolgaTelecom tariff policy was design and introduction on the market of a line of tariff plans for Internet wideband access services under uniform trade mark "J" since May 15, 2006.



SUBSIDIARY BUSINESS DEVELOPMENT



In 2006 in accordance with the "Model of subsidiary business reorganization" and the "Strategy of cellular business development" approved by the Company's Board of directors OJSC VolgaTelecom acquired the following equity stakes:

- 50% of authorized capital of CJSC "Saratov-Mobile";
- 60% of authorized capital of CJSC "Penza Mobile";
- 70% of authorized capital of CJSC "Chuvashia Mobile";
- 40% of authorized capital of CJSC "Nizhegorodteleservice";
- 20% of authorized capital of CJSC "Transsvyaz".

In the reporting year OJSC VolgaTelecom took active measures to set up overall control over subsidiary companies of mobile sector and their amalgamation on the basis of CJSC "Nizhegorodskaya Sotovaya Svyaz". Pursuant to the approved Strategy of cellular business development the following measures were executed:

- coordination of actions and ensuring control in budgetary-financial activities, centralization of activities in technical policy and IT development;
- arrangement of zone of preferential roaming between subsidiary companies providing mobile communication services;
- conducting centralized marketing campaigns to create, implement and apply uniform brand - tariff plan "ON".

Company	Region	Region's population, thousand	Penetration	Market share	Number of subscribers, thousand
CJSC "Nizhegorodskaya Sotovaya Svyaz"	Nizhny Novgorod oblast	3 524	99%	37%	1 201
OJSC "TATINCOM-T"	The Republic of Tatarstan	3 774	98%	11%	404
CJSC "Ulyanovsk-GSM"	Ulyanovsk oblast	1 340	65%	29%	249
CJSC "Orenburg-GSM"	Orenburg oblast	2 229	83%	9%	161
OJSC VolgaTelecom (branch in the Republic of Mariy-El)	The Republic of Mariy-El	716	80%	37%	209
CJSC "Saratov-Mobile"	Saratov oblast	2 669	86%	5%	114
CJSC "RTCOM"	Mordovia Republic	840	91%	12%	88
CJSC "Chuvashia Mobile"	Chuvash Republic	1 280	78%	4%	46
CJSC "Penza Mobile"	Penza oblast	1 500	79%	0%	1
TOTAL for the group of companies		17 776	86%	16,1%	2 473

Termination of participation by way of sale, application of quitting and liquidation:

- OJSC "Euro-Asian bank of economic development";
- LLC "PACT";
- LLC "IZHCOM";
- CJSC "TeleSvyazInform".

All these measures enabled to strengthen the companies' competitive positions in the market and resulted in enhancement of efficiency of financial-economic activities.

In 2006 the subscribers' base of cellular subsidiary companies grew by 33,8% and amounted to 2,47 million. The companies were able to keep the gross share of market in the Volga region at the level of 16% in the circumstances of the highest market competition.

HR RELATIONS



OJSC VolgaTelecom personnel policy is intended to form highly-skilled team-oriented collective able to promptly solve the set tasks.

With this aim in mind in 2006 systematic work was carried out intended to raise professional level of employees, improve corporate structure, labor remuneration and incentive, search for more effecient forms and methods of HR relations, corporate culture development.

In 2006 OJSC VolgaTelecom HR department was awarded honorary title "The best Russian personnel service - 2006". This blue ribbon is the incentive for improving personnel policy and the structure of HR management, and thus contributes to the Company's development in new environment.

Personnel training and development

At corporate policy implementation in the sphere of personnel development the main emphasis is put on the formation of conditions for maximum realization of each employee's labor and creative potential, formation of corporate solidarity and loyalty to the Company's interests.

In 2006 staff professional education system was highly evaluated at the federal level. At All-Russian contest "Russian company of high social efficiency" the Company was awarded the second degree diploma in nomination "Staff qualification, system of staff training and retraining".

The prime tool of corporate policy implementation in the sphere of personnel development in the Company is vocational training, selection, hiring and adaptation of young specialists, executives reserve training.

16 850 persons were trained in 2006 (vs. 2005 the growth rate accounted for 131%). The share of trained employees in the total headcount was 43%. The priority forms of the Company's personnel training are:

- Corporate training initiated and arranged within the frameworks of OJSC Svyazinvest holding. Top and middle management is trained according to programs which are common for all the Companies of the holding.

- OJSC VolgaTelecom centralized training elaborated for line management and the Company's personnel reserve candidates. It is intended to acquire knowledge in modern methods of management and to develop leadership potential. For the period from 2004 till 2006 150 managers of various levels were trained, and more than 50 of them were promoted. The graduates of modular programs get the diploma of successful graduation from OJSC VolgaTelecom Corporate university.

- VolgaTelecom commercial block employees training and development organized for managers and specialists of General directorate marketing Department and the marketing Departments (services) of branches under the following topics: "Training in direct sales", "Sales channels management", "Incentive tools in management", "How to work out a marketing plan: comments and recommendations", "Project management".

In addition, great attention was paid in 2006 to training of workers in basic technical courses, courses in safety arrangements and precautions. This training was organized on site and was in-service training with the involvement of trainers. In 2006 14 000 employees were trained in these courses which is by 48% more than in 2005.

In the reporting year OJSC "VolgaTelecom" also realized unique personnel projects: "Implementation of Model of competencies and Uniform Policies in HR management" and contest "Personnel reserve - 2006".

The contest made it possible to form quality personnel reserve and was further extended over all the branches of the Company.

Implementation of project "Implementation of Model of competencies and Uniform Polic-



ies in HR management" and also the development and correlation of training programs in order to develop corporate and special competencies enabled to substantially enhance the quality of HR relations.

System of compensation and labor incentive

Since 2006 uniform bonus plan for the employees is effective in OJSC VolgaTelecom. The bonus plan is built in such a way that all the employees are paid bonuses for final results of activities:

- structural sub-division employees - by the results of the structural sub-division operation,
- the employees of administrative staff of a branch - by the results of the branch operation,
- employees of the General directorate - by the results of the Company's operation upon the whole.

The Company's executive employees are paid bonuses for fulfillment of key indicators of operating efficiency in functional areas. The provision on bonus payment stipulates 2 kinds of bonus payment: time bonus - for fulfillment of financial-economic activity indicators and on the principle of management by objectives ensuring the employees' incentive to achieve high performance results.

During 2006 OJSC VolgaTelecom carried out the activities on improvement of labor remuneration system based on working positions grading. The universalism of grades system is in the fact that it enables to define the level of wage exactly with the value of particular working position for the Company and its influence on the results of the Company's activities upon the whole. The transition to grade system of remuneration of labor is scheduled for step-by-step implementation during 2007 combining it with wage indexation in the branches.

Corporate structure improvement

In 2006 the activities for the improvement of corporate structures of branches were going on: the names of sub-divisions and posts were completely unified; unified staff schedules were put into effect, the activities are under way for commercial operation of Rel-ease 1 of Master-system of section "Staff". In the majority of branches the works were carried out on enlarging local communication centers and establishment in oblast's/republican centers of telecommunications technical centers.

In the second half of year 2006 the "Concept of organization development of OJSC Volga-Telecom for 2007-2008" was elaborated.

The Concept of organization development of the Company is one of the most important documents governing the Company's activity for the next 2 years, it defines the trends of reforming commercial block, of improving organization structure of local communications centers and city's technical sub-divisions, of management functions centralization, of labor rate setting improvement.

The Company carries out the activities of headcount optimization. As a result of measures carried out the average headcount was reduced by 9,5% (the scheduled reduction of headcount was 8,2%) and on average it amounted to 43 122 men for the year.

The average monthly wages increased by 11,8% and amounted to RUR 11 301. During the year the wages were adjusted in all the branches.

Corporate culture development

For the time of OJSC VolgaTelecom operation its corporate values have formed an integral system and serve as a reliable basis for the realization of the Company's most ambitious plans. OJSC VolgaTelecom employees are the united team of qualified experts, each of them possessing wide practical experience and reputation of a professional of its business.

The prime tool of intracorporate communication is "VolgaTelecom is on line" newspaper which is published since 2003. In 2006 the newspaper highlighted the topics relevant for the Company; the Company's top executives' interviews were regularly published in it. The publication placed high emphasis on social and personnel topics. The topic was disclosed by publication in each issue of news from different branches, the stories about social programs carried out in the regions,


75 000
50 000
25 000
15 000
10 000
5 000
0
49 117
47 633
43 122
10 110
11 301
2004
2005
2006
Average headcount, persons
Average monthly wages, RUR



portraits of persons who are creative in their work, and the contests held by the editorial staff.

During 2006 the newspaper time and again was a winner of intra-regional contests among corporate publications.

In 2006 in OJSC "VolgaTelecom" General Directorate the project was realized on Intranet-portal creation, this portal represents internal information system on the basis of Internet technologies. The main objective of the project is the formation of reliable source, structuring and prompt access to intracorporate information. At present similar projects are realized in the Company's branches.

Intra-corporate events

For the purpose of creating positive labor incentives of the Company's employees in 2006 the Company approved Provision on corporate emulation of OJSC VolgaTelecom branches collectives. The objective of corporate emulation is to raise the branches' operating efficiency, profit, to improve telecommunications quality, expand the range of provided services, encourage value-added services and technologies development. The results of corporate emulation will be summarized by May 7 of the year following the reporting year basing on the results of the branches operation for a year.



The branches collectives which have won top places in corporate competition are awarded Diplomas of I, II and III degree and cash bonuses.

Provision on Book of Honor of OJSC VolgaTelecom was approved in December 2006, it governs the procedure and defines the grounds for entering the Company's employees to Book of Honor. Publication of Book of Honor is manifestation of solid respect to the merits of employees who made particular contribution to the development of operating and social activity. The employees of branches and General directorate, who specially distinguished themselves in labor activity, immaculately observed discipline and having at least 10 years record of work in the Company and in entities for which the Company is the legal successor are singled out for entering Book of Honor. Entering Book of Honor is made on the basis of General Director's order once a year by May 7 – Day of employees of all communication industries.

Besides, in 2006 "Master of communication" title was bestowed to 72 employees, 11 persons were awarded "Honorary radio operator" badge, 58 persons were awarded Certificate of honor of OJSC Svyazinvest, and 110 persons – Certificate of honor of OJSC VolgaTelecom.

Corporate holidays, cultural events organized by the Company are crucial for corporate culture development and for the formation of employees' corporate solidarity, sense of community and pride in its achievements, and also for physical and intellectual development. OJSC VolgaTelecom internal policy is intended to provide each employee with the opportunity to develop improving his/her professional skills and realizing his/her potential. OJSC VolgaTelecom employees are proud of its traditions of common corporate events and holidays intended for banding the collective together, shaping uniform values, enhancing true corporate spirit, which beyond all doubt is one of the major factors of the Company's success.

In the reporting year traditional contests of professional skills, events dedicated to the Day of Radio, various holidays and branches anniversaries, for example 120-th anniversary of city's exchange, were held in Nizhny Novgorod and Samara cities.

A very important instrument of strengthening corporate culture is the assistance to the Company's employees in going in for sports, promotion of healthy lifestyle and benefits of physical development as the way of increasing labor potential and labor efficiency. For this purpose for the first time in the Company an interregional corporate event - "The first Autumn Olympics of OJSC "VolgaTelecom" was organized between the teams of branches and the General Directorate. More than 250 employees of the Company took part in the Olympics.



SOCIAL POLICY



Crucial conditions of OJSC VolgaTelecom successful activities are effective social policy, responsible partner relations with its employees, state and society.

Social partnership

Relations between employees and employer within the framework of social and labor sphere are regulated within OJSC VolgaTelecom single Collective agreement which was signed in February 2006.

The Collective agreement stipulates the provision of compulsory social schemes and corporate social schemes to the employees for 2006-2008. These are extra days to leave, pecuniary aid to employees, corporate lump-sum remuneration, payments in employee's favor. In 2006 all the Company's obligations of providing social benefits and guarantees within the Collective agreement were performed in full.

The Company pays great attention to social programs intended to assist families having kids. In accordance with the Collective agreement pecuniary aid was paid in 2006 to large families and to single mothers, low-income families were partially paid for their kids stay in preschool institutions, for permits to children's recreation camps, young parents were paid pecuniary aid if a kid was bourn. Non-working pensioners were paid pecuniary aid to festive dates; they were partially paid for subscriber's fee of phone services.

One of the major tasks of OJSC VolgaTelecom in social policy area is the creation of favorable job conditions for the employees in the Company. These conditions mean not only worthy wages but comprehensive social package, which includes non-government pension fund scheme of the Company's employees.
At the end of 2004 a contract was concluded by and between OJSC VolgaTelecom and non-government pension fund "Telecom-Soyuz", and on the basis of this Contract the employees are provided non-government pension insurance.

For the purpose of keeping highly qualified perspective employees at the enterprise in 2006 OJSC VolgaTelecom and OJSC IC "ROSNO" concluded the contract of voluntary medical insurance; according to this contract more than 460 key experts of the Company were insured. 26 thousand employees of OJSC VolgaTelecom were insured against industrial accidents within the framework of the contract between the Company and CJSC "Insurance Company "COSTARS" to the total amount of RUR 2,6 million.

Charity and sponsored program.

During 2006 the Company continued sponsoring social infrastructure institutions (preschool educational institutions, children's libraries, city hospitals and others), projects in the spheres of science, education, culture, sport, former employees of the Company, and also socially unprotected community groups, including children and disabled persons.

During the reporting year OJSC VolgaTelecom Commission on sponsorship and charity functioning since 2005 considered more than 80 employees' and pensioners' applications of pecuniary aid provision due to hard living conditions.

The Company's priority within the framework of charity is the activities with the youngsters, and the Company realizes a number of programs of youngsters and children development. Patronage assistance program to educational institutions is based on contacts with schools, orphan homes and is intended to create conditions contributing to effective realization of educational process, children's development and their labor nurturing in institutions under patronage.

Year in year out OJSC VolgaTelecom renders charitable support to Russian fund of history of communications (Saint-Petersburg).

Since 2003 OJSC VolgaTelecom is the sponsor of Nizhny Novgorod woman's field hockey team "VolgaTelecom"; the team is the basis of Russia's national team in this sport. In 2006 the team became champion of Russia for the fifth time, won European Champion's Cup and Russia's Cup for the third time at a run.

CORPORATE GOVERNANCE



The Company considers corporate governance system primarily as an instrument of its shareholders' rights protection and safeguarding. Efficient corporate governance is one of crucial factors of OJSC VolgaTelecom competitive ability. The Company's development is impossible without effective organization department defining the relations between the Board of directors, the Management board and the shareholders, and also without the shareholders confidence that their funds are rationally used, and thus contribute to the Company's capitalization growth.

The traditions to follow the corporate governance principles and standards accepted in global practice contribute in the first place to successful development of the Company and enhancement of its attraction as an investment.

OJSC VolgaTelecom corporate governance Code was approved by the Company's Board of directors on March 11, 2004. The latest changes put in force article "Corporate ethics" containing ethic norms of business communication which are the basis of the Company's corporate governance principles shaping.

Within the framework of enhancement of corporate governance efficiency the Committee for corporate governance with the Board of directors agreed upon the Provision on settlement of corporate conflicts of OJSC VolgaTelecom; this Provision was approved by the Company's Management board.

The principles and the rules of OJSC VolgaTelecom Code of corporate governance meet international standards of corporate governance practice and contain requirements to the functioning of the Company's bodies of management and control and to compliance with high ethic norms and business communication culture by all employees of the Company.

For efficient functioning of the Board of directors in accordance with requirements of OJSC VolgaTelecom corporate governance Code, the Board of directors' Committees are operating: the Committee for audit, corporate governance committee, strategic development committee and staff and rewards committee. The BoD committees' activities are governed by the relevant Provisions. The Committees preliminary consider the issues referred to the competencies of the Board of directors, and prepare the recommendations on them, agree upon some of the issues not referred to the Board of directors competencies but requiring more detailed and careful approach when resolving them. Active participation of independent directors of the Board of directors in the Committees' operation contributes even more to comprehensive development and improvement of OJSC VolgaTelecom corporate governance practice.

Since August 19, 2004 the institute of Corporate secretary is effective in OJSC VolgaTelecom. The Corporate secretary is an authorized person and solves the problems of ensuring the compliance by the Company's bodies and officials of corporate governance rules and procedures guaranteeing realization of the rights and interests of shareholders, and also of organizing interaction between the Company and its stockholders. In 2006 basing on the results of the activities, OJSC VolgaTelecom Corporate secretary Mrs. Nataliya Pokrovskaya became a winner of All-Russia contest "Leaders in corporate governance-2006" in "The best corporate secretary" nomination; the contest was held by the Association for investors rights protection.

In accordance with the Code of corporate governance requirements OJSC VolgaTelecom has the service of internal control over the Company's financial-economic activities independent of the Company's executive bodies. In 2006 5 audits of branches were conducted including 4 complex and 1 case audits; 70 audits of structural subdivisions of the Company's branches were conducted, including 27 complex and 43 case audits.



OJSC VolgaTelecom information interoperability strategy is based on the principles of information transparency, reliability and regularity as related to distribution of information about the Company's activities. Meetings held with representatives of Russian and foreign investment companies and funds, active interaction with rating agencies contribute to it.

OJSC VolgaTelecom corporate governance permanent improvement policy and commitment to information transparency principles was noted by business community. In 2006 corporate governance rating service of "Standard & Poor's" raised OJSC VolgaTelecom corporate governance rating from CGR-4+ to CGR-5 on international scale and also from CGR-4,8 to CGR-5,1 on Russian scale. "Expert RA" rating agency having conducted the monitoring of the Company's corporate governance in 2006 raised earlier assigned rating to A level and recognized OJSC VolgaTelecom as one of the leaders in corporate governance quality in Russia.

The Company's active position in terms of information transparency was appraised by transparency index of Standard & Poor's agency; OJSC VolgaTelecom was rated the 6-th among Russian companies. At the contest of annual statements in 2006 held by Stock Exchange "Russian Trading System" jointly with "Expert RA" rating agency the Company's site www.vt.ru was a winner in "Corporate site" nomination and it was awarded the diploma of the third degree "For the best level of disclosing information for investors at the issuer's site" at the IX-th annual federal contest of annual statements and sites-2006 held by Stock Exchange MICEX and "Securities market" magazine.



BOARD OF DIRECTORS, MANAGEMENT BOARD, AUDITING COMMITTEE

According to the Company's Charter the following management structure is functioning in the Company:

- General meeting of shareholders - supreme management body of the Company
- Board of directors
- General director - single executive body
- Management board - collegial executive body
- Auditing committee – controlling body

In the reporting year the Board of directors consisting of 11 persons elected at annual meeting on June 26, 2006 was functioning in the Company. The Board of directors held 34 sessions, considered 313 issues, including strategic issues of development of the Company itself and of its subsidiary business, including strategy of cellular business development, financial strategy, information concept, documents regulating financial and economic activities, corporate governance system and others.

Active participation of four committees of the Board of directors contributed to effective operation of the Board of directors, these committees made recommendations on making appropriate decisions by means of preliminary consideration of some issues referred to the Board of directors' competencies.

All the members of the Board of directors are professionals; each of them focuses its knowledge, experience and skills on organization of the Company's activities in order to achieve lofty goals. The Board of directors consists of experts in telecommunications, economists, lawyers, securities market and corporate governance experts.



KUZNETSOV
Sergey Ivanovich
Chairman of the Board of directors of OJSC VolgaTelecom



OMELCHENKO
Sergey Valerievich
Deputy to the Chairman of the Board of directors of the Company, OJSC VolgaTelecom General Director



ANDREEV
Vladimir Alexandrovich
Rector of Povolzhskyi state academy of telecommunications and IT



SAVCHENKO
Victor Dmitrievich
Executive director – director of legal and corporate governance Department of OJSC Svyazinvest



BULANCHA
Sergey Anatolievich
Deputy to the head of Federal Agency of Communications



MOROZOV
Andrey Vladimirovich
Chief of legal sector of Moscow's representation office of "NCH Advisors, INC."



GRIGORIEVA
Alla Borisovna - Deputy to the director of legal and corporate governance Department of OJSC Svyazinvest



FEDOROV
Oleg Romanovich
Executive director of CJSC "Joint financial group"



CHERNOGORODSKYI
Sergey Valerievich
Director of the Department of joint-stock capital of OJSC Svyazinvest



DEGTYAREV
Valeryi Victorovich
General Director of CJSC "Professional telecommunications"



ENIN
Evgenyi Petrovich
Deputy to the director of Non-Commercial Partnership "Russian institute of directors"

MANAGEMENT BOARD

The Management board as a collegial executive body organizes the performance of resolutions of general meeting of stockholders and decisions of the Company's Board of directors.

In 2006 the Company's Management board held 50 sessions and considered 475 issues.

Quantitative and individual composition of the Management board is defined by the decision of the Company's Board of directors following the proposal of the General Director, members of the Company's Board of directors.

On July 31, 2006 the Board of directors upon the General Director's recommendation formed the Company's Management board.



OMELCHENKO
Sergey Valerievich
Chairman of the Management board - OJSC VolgaTelecom General Director



POZDNYAKOV
Denis Vyacheslavovich
First deputy to the General Director of the joint-stock company for economics and finances



ERSHOV
Oleg Vladimirovich
Deputy to the General Director of the joint-stock company - commercial director



ASTAKHOVA
Svetlana Leonidovna
Deputy to the General Director of the joint-stock company - personnel director



KETKOV
Alexander Yulievich
Deputy to the General Director- technical director



POPKOV
Nikolai Ivanovich OJSC VolgaTelecom chief accountant



PETROV
Mikhail Victorovich
Deputy to the General Director of the joint-stock company



DYAKONOV
Mikhail Vasilievich-
Deputy to the General Director of the joint-stock company for capital construction



ULYANOV
Vladimir Vasilievich
Deputy to the General Director for security

On December 22, 2006 according to the Board of directors' decision the quantitative and individual composition of OJSC VolgaTelecom Management board was changed - the authorities of Kormilitsyna L.A. and Ganeeva A.A. were early terminated, and Ulyanov Vladimir Vasilievich was appointed a member of OJSC VolgaTelecom Management board.



AUDITING COMMITTEE

The control over the Company's financial and economic activities was effected by the Auditing committee which held 7 sessions and conducted audit on a sample basis of financial and economic activities of the General Directorate, Nizhny Novgorod branch, Saratov, Samara and Orenburg branches.

Auditing committee is the Company's independent body of control elected at the annual general meeting of shareholders for the period till the next annual general meeting of shareholders.

The control over OJSC VolgaTelecom financial and economic activities in 2006 was effected by the Auditing committee elected at the annual general meeting of shareholders on June 26, 2006; the committee's members: Koroleva Olga Grigorievna, Belyakova Nataliya Yurievna, Golubitskyi Bogdan Ivanovich, Zubova Tatiana Yurievna.
The activities of the Auditing committee were focused on the following areas:

- Monitoring of legality of decisions and actions of the Company's executive officers, inclusive of made transactions
- The check of compliance of conditions of transactions made by the Company with the conditions of transactions made in comparable circumstances
- Compliance with industry legislation requirements in communications area
- Compliance with established procedures of bookkeeping
- Organization of internal control
- Observance of budgetary discipline
- Validation of data contained in annual statements for 2006

DIVIDEND POLICY



RECORD OF DECLARED (ACCRUED) DIVIDENDS ON THE COMPANY'S SHARES (AS PER A SHARE)

Type of securities	Measure unit	2004	2005	2006*
Ordinary shares	RUR	1,3779	1,4744	1,5776
Preferred type A shares	RUR	2,5082	2,7583	2,9928

* dividend size is stated which was proposed by the Company's Board of directors for approval at annual general meeting of shareholders.

OJSC VolgaTelecom dividend policy underlying principles are based on safeguarding shareholders' interests and maintaining optimum balance between cash payments of dividends and investments in the Company's development. However, as before the Company's priorities are raising the Company's attraction as an investment and strict observance of shareholders' rights stipulated by current Russian Federation legislation, the Company's Charter and its internal documents.

When determining preferred shares dividend amount recommended to the shareholders general meeting the Board of directors proceeds from the fact that the total amount allocated to dividend payment is to be at least 10% of net profit defined on the basis of the Company's RAS financial statement.

The Company is regularly increasing the amount of dividend payments. At December 31, 2006 the amount of paid dividends (at year 2005 end) accounted for RUR 543, 876 million.



SHAREHOLDER'S EQUITY AND SECURITIES





At January 1, 2007 OJSC VolgaTelecom authorized capital amounts to RUR 1 639 764 970. Shares par value is RUR 5.

The Company's placed and declared shares

Shares categories (types)	Quantity (pieces)
Placed shares: • ordinary shares – total • preferred type A shares – total	327 952 994 245 969 590 81 983 404
Declared shares: • ordinary shares • preferred type A shares	1 830 589 1 299 093 531 496

Shareholder's equity structure

Shareholders	Number of shareholders	Ordinary registered stock, share in authorized capital,%	Preferred registered stock, share in authorized capital,%	Share in authorized capital, %
Legal entities, including	188	71,96	19,28	91,24
Owners, including	165	39,66	0,76	40,42
OJSC Svyazinvest	1	38,00	-	38,00
Nominee holders	23	32,30	18,52	50,82
Natural persons	26,938	3,04	5,72	8,76

SHAREHOLDER'S EQUITY DISTRIBUTION AMONG SHAREHOLDERS POSSESSING AT LEAST 1% OF AUTHORIZED CAPITAL


12.03%
24.49%
5.61%
2.95%
1.82%
1.73%
1.08%
1.04%
11.25%
38.00%
OJSC Svyazinvest
"ING Bank (Eurasia) CJSC"
CJSC "Depositary-Clearing Company"
NCP "National Depositary Center"
CJSC Commercial Bank "Citibank"
CJSC "Raiffeisen Bank Austria"
Commercial bank "JPMorgan Bank International" (LLC)
OJSC "RTK-Leasing"
CJSC "UBS Nominees"
Other shareholders

SHAREHOLDER'S EQUTY DISTRIBUTION AMONG RESIDENTS AND NON-RESIDENTS AS OF THE DATE OF MAKING UP THE LIST OF PERSONS/ENTITIES HAVING THE RIGHT TO PARTICIPATE IN ANNUAL GENERAL MEETING OF SHAREHOLDERS HELD IN 2006


Residents, (%)
Non-residents, (%)
Non-residents (ADR holders), (%)
100%
80%
60%
40%
20%
0%
11,49%
32,44%
56,07%
12,26%
30,01%
57,73%
May 10, 2005
May 7, 2006

In 2006 OJSC "VolgaTelecom" shares circulated at three stock exchanges of Russian securities market.



INFORMATION ABOUT STOCK EXCHANGES WHERE THE COMPANY'S SHARES AND ADRS ARE QUOTED.

		Ticker	Quotation list	Trading volume in money terms for 2006
NCP "RTS"	Ordinary shares	NNSI	A2	US$41 949 120
	Preferred shares	NNSIP	A2	US$6 452 569
OJSC "RTS"	Ordinary shares	NNSIG	A2	RUR 281 858 564
	Preferred shares	NNSIPG	A2	RUR 130 152 867
CJSC "SE MICEX"	Ordinary shares	VTEL	A2	RUR 2 698 276 950
	Preferred shares	VTELP	A2	RUR 840 767 549

The Company's shares are taken into account at calculation of the following stock indexes:

- RTS index, RTS-2 index, TRS- telecommunications index.
- AK&M index (consolidated AK&M index, industry AK&M index).
- MSCI EM.



OJSC VolgaTelecom American Depositary Receipts are traded at the USA over-the-counter market (OTC USA) (ADR ticker – VLGAY) and in Europe at Frankfurt (FSE) (ADR ticker - NZH), Berlin (BerSE) (ADR ticker – NZH) and Stuttgart stock exchanges (SSE) (ADR ticker – NZH).

TRADING VOLUME OF THE COMPANY'S SHARES AT DIFFERENT STOCK EXCHANGES IN 2006


140 000
120 000
100 000
80 000
60 000
40 000
20 000
31 216
100 564
6 453
41 949
4 774
10 301
15 862
MICEX
NCP RTS Classical market
OJSC RTS Stock market
USA over-the-counter market
Ordinary shares, US$ thousand
Preferred shares, US$ thousand

BEHAVIOUR OF OJSC VOLGATELECOM STOCK PRICES AT NCP "RTS"


9.00
7.00
5.00
3.00
1.00
January 2006
March 2006
May 2006
July 2006
September 2006
November 2006

OJSC VolgaTelecom ordinary shares at RTS, US$

BEHAVIOUR OF ADR PRICES FOR OJSC VOLGATELECOM ORDINARY SHARES AT THE USA OVER-THE-COUNTER MARKET


13.00
11.00
9.00
7.00
5.00
3.00
January
March
May
July
August
October
December

ADRs for OJSC VolgaTelecom ordinary shares, US$

OJSC VOLGATELECOM CREDIT RATING

Rating agency	Rating on international scale		Rating on national scale	Date of assignment
	In foreign currency/ Outlook	In native currency / Outlook		
Standard & Poor's	BB-/Stable	BB-/Stable	ru AA-	27.09.2006

OJSC VOLGATELECOM CORPORATE GOVERNANCE RATINGS

Rating agency	Rating name	Value	Date of assignment
Standard & Poor's	Corporate governance rating on international scale	5	02.08.2006
Standard & Poor's	Corporate governance rating on national scale	5,1	02.08.2006
Expert RA	National rating of corporate governance	A	20.07.2006

The information about credit ratings and the Company's corporate governance rating is available in the Internet at: http://www.vt.ru/?id=310, http://www.vt.ru/?id=2340, http://www.standardandpoors.ru, http://www.raexpert.ru/ratings/corporate.

Information about the Company's auditors

Limited Liability Company "Ernst & Young" (LLC "Ernst & Young").
Location: Building 1, Sadovnicheskaya naberezhnaya 77, Moscow, Russia, 115035.
The license for audit activity, including general and bank audit, and also the audit of insurance companies, funds and exchanges, № E002138 approved by order of September 30, 2002 of the Russian Federation Ministry of Finance, license validity term – till September 30, 2007.

LLC "Ernst &Young" provides OJSC VolgaTelecom with the services of audit of accounting statement prepared in accordance with RF legislation and of consolidated financial statement drawn up in accordance with IFRS.

Information about the Company's registrar.

Open Joint Stock Company "Obiedinennaya registratsionnaya kompaniya".
License № 10-000-1-00314 issued on 30.03.2004 by RF FFMS with no limitation of validity term.
Mail address: P.O.Box 162, Kalanchevskaya street 15 "A", Moscow, 107078.
Telephone/Fax: (495) 933-42-21. E-mail address:ork@ork-reestr.ru.
Web site: http://www.ork-reestr.ru.

ACCOUNTING STATEMENT. AUDIT OPINION



ACCORDING TO RUSSIAN ACCOUNTING STANDARDS

BALANCE SHEET

			CODES
	Form № 01 by OKUD		0710001
as of	December 31, 2006	Date (year, month, day)	2006.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	electric communication	by OKVED	64.20
Form of incorporation /ownership form	Open Joint Stock Company / private	by OKOPF/ OKFS	47/16
Measure unit:	RUR thousand	by OKEI	384
Address:	603000, N.Novgorod city, M.Gorky square, Dom Svyazi		
		The date of approval	
		The date of dispatch (receipt)	30.03.2007

ASSET	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS Intangible assets		110	110	40	270
Fixed assets	6.1	120	120	22 492 980	25 342 279
Capital investments	6.2	130	130	795 576	759 115
Income-bearing placements into tangible assets		135	135	12 311	110 621
Long-term financial investments	6.3	140	140	1 309 098	2 141 709
including: investments into subsidiaries			141	1 273 033	1 888 [illegible]
investments into associated companies			142	12 475	6 271
investment into other organizations			143	21 701	67 27[illegible]
other long-term financial investments			144	1 889	179[illegible]
Deferred tax assets	6.4	145	145	200 918	276 [illegible]
Other non-current assets	6.5	150	150	2 503 132	3 388 [illegible]
Total for section I		**190**	**190**	**27 314 055**	**32 019 [illegible]**



ASSET	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
II.CURRENT ASSETS Inventories including:		210	210	623 615	629 098
raw materials, supplies and other similar values	6.6	211	211	451 877	463 508
work in progress expenses (distribution costs)		213	213	168	593
finished goods and goods for resale		214	214	47 647	47 156
goods shipped		215	215	–	330
prepaid expenses		216	216	123 923	117 511
other inventories and expenditure		217	217	–	–
VAT for acquired valuables		220	220	959 066	584 096
Accounts receivable (payments are expected in over 12 months after the report date)		230	230	13 836	8 587
including: buyers and customers	6.7	231	231	2 319	1 286
advances paid out			232	–	–
other debtors			233	11 517	7 301
Accounts receivable (payments are expected within 12 months after the report date)		240	240	1 754 936	2 732 630
including: buyers and customers	6.8	241	241	1 450 998	1 978 204
advances paid out			242	103 176	136 085
other debtors	6.9		243	200 762	618 341
Short-term financial investments	6.3	250	250	4 762	9 837
Cash		260	260	1 134 960	222 716
Other current assets		270	270	773	496
[illegible] for section II		**290**	**290**	**4 491 948**	**4 187 460**
[illegible] (sum of lines 190+290)		**300**	**300**	**31 806 003**	**36 206 941**



LIABILITIES	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
III. CAPITAL AND PROVISIONS					
Charter capital	6.10	410	410	1 639 765	1 639 765
Capital surplus		420	420	3 812 947	3 731 945
Surplus		430	430	81 988	81 988
Treasury stock		411	440	–	–
Retained profits (uncovered loss) of past years		470	460	10 746 158	10 233 857
Retained profits (uncovered loss) of the reporting year		470	470	–	2 453 588
Total for section III		**490**	**490**	**16 280 858**	**18 141 143**
IV.NON-CURRENT LIABILITIES					
Credits and loans	6.13	510	510	7 340 869	8 965 335
including: credits			511	1 925 150	320 000
loans			512	5 415 719	8 645 335
Deferred tax liabilities	6.14	515	515	712 558	1 019 123
Other non-current liabilities	6.15	520	520	1 110 066	1 221 226
Итого по разделу IV		**590**	**590**	**9 163 493**	**11 205 684**
V. CURRENT LIABILITIES					
Credits and loans	6.13	610	610	2 289 598	1 441 018
including: credits			611	1 004 024	1 318 926
loans			612	1 285 574	122 092
Accounts payable,		620	620	3 513 237	4 381 541
including: suppliers and contractors	6.16	621	621	2 059 629	3 535 440
advances received	6.16	625	622	317 657	331 553
wages payable		622	623	67 842	59 233
debt to government extrabudgetary funds		623	624	35 437	42 329
tax debt	6.16	624	625	399 845	133 853
other creditors	6.16	625	626	632 827	279 133
Debt to participants (founders) for income payments		630	630	22 844	23 802
Unearned revenue	6.17	640	640	216 554	235 261
Provision of costs to be incurred	6.18	650	650	307 799	659 609
Other current liabilities		660	660	11 620	118 883
Total for section V		**690**	**690**	**6 361 652**	**6 860 114**
BALANCE (sum of lines 490+590+690)		**700**	**700**	**31 806 003**	**36 206 941**



Reference on availability of valuables being accounted on off-balance-sheet accounts

Item description	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
Rented fixed assets		910	901	611 053	887 691
including under leasing		911	911	66 106	42 855
Inventory items received in custody		920	902	4 399	36 302
Commodities received for commission		930	903	3 748	12 674
Accounts receivable of insolvent debtors written-off as a loss		940	904	249 430	261 742
Cover funds for liabilities and payments received		950	905	7 065 160	11 500 459
Cover funds for liabilities and payments given		960	906	5 984 126	5 692 516
Housing facilities depreciation		970	907	16 840	14 644
Depreciation of land improvement objects and other similar objects		980	908	2 849	1 861
Payments for communication services			909	214 199	150 467

Reference on net assets worth

Item description	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
Net assets			1000	16 497 412	18 376 404

CEO Omelchenko S.V.

Chief accountant Popkov N.I.

March 30, 2007 .





INCOME STATEMENT

			CODES
for	2006	Form № 02 by OKUD Date (year, month, day)	0710002 2006.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Form of incorporation/ ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	RUR thousand	by OKEI	384

Item description	Explanations	Index code	Line code	For the reporting period	For similar period of the previous year
1	1a	2	2a	3	4
I. INCOME AND EXPENSES OF ORDINARY ACTIVITIES Proceeds (net) from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	7.1	010	010	21 691 242	21 348 394
including from sales: of telecommunication services			011	20 366 969	20 787 642
Prime cost of sold goods, products, works and services	7.2	020	020	(16 949 759)	(16 059 357)
including: of telecom services			021	(16 137 856)	(15 610 538)
Sales profit (loss) (lines 010 -020)		050	050	4 741 483	5 289 037

II. OTHER INCOME AND EXPENSES Interest receivable		060	060	13 253	14 839
Interest due		070	070	(735 967)	(829 016)
Income from participation in other enterprises		080	080	47 074	34 720
Other income	7.3	090	090	900 393	424 675
Other expenses	7.3	100	100	(1 432 031)	(1 510 238)
Profit (loss) before tax (lines 050+060-070+080+090-100)		140	140	3 534 205	3 424 017
Income tax expenses (lines -151+/-152+/-153) including:	7.4		150	(1 080 617)	(1 168 405)
deferred tax liabilities		142	151	(307 103)	(133 551)
deferred tax assets		141	152	76 002	(100 279)
Current tax on income		150	153	(1 003 930)	(935 466)
Additional payments of income tax for the previous tax periods		151	154	154 414	891
Net profit (loss) of the reporting period (lines 140-150)	7.5	190	190	2 453 588	2 255 612
BY REFERENCE Income tax contingent expenses /income			201	(848 209)	(823 144)
Recurrent tax liabilities		200	202	(335 838)	(376 171)
Recurrent tax assets		200	203	103 430	30 910

Item description	Explanations	Index code	Line code	For the reporting period	For similar period of the previous year
1	1a	2	2a	3	4
Basic earnings (loss) per share	7.6		301	0,00898	0,00827
Diluted earnings (loss) per share			302	–	–

*** It is completed in annual accounting statement**

Breakdown of single profits and losses

Item description	Index code	Line code	For the reporting period		For similar period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to court (arbitration court) judgement		401	66 558	(14 089)	28 615	(10 992)
Past years profit (loss)		402	177 776	(107 939)	42 451	(166 557)
Reimbursement of damages caused by default or inadequate performance of obligations		403	26 872	(688)	7 210	(1 263)
Foreign exchange differences in foreign currency operations		404	310	(677)	9 612	(3 174)
Deductions to allowances		405	542 037	(206 226)	160 645	(152 221)
Debt amortization of payables and receivables		406	99 786	(6 726)	36 321	(12 001)

CEO Omelchenko S.V.

Chief accountant Popkov N.I.

March 30, 2007



ERNST & YOUNG

AUDIT OPINION
ON OJSC VOLGATELECOM ACCOUNTING STATEMENT
BY INDEPENDENT AUDIT COMPANY

To OJSC VolgaTelecom stockholders

INFORMATION ABOUT THE AUDITOR

Name: LLC "ERNST & YOUNG".

Location: Building1, Sadovnicheskaya Naberezhnaya 77, Moscow, Russia, 115035.

Certificate of making an entry about the legal entity registered before July 1, 2002 in the Uniform State Register of Legal Entities, the date of making the entry: December 05, 2002, series 77 № 007367150, registered by the State Institution of Moscow registration chamber on June 20, 2002 №108.877, basic state registration number 1027739707203.

License for audit activity - №E002138 approved by Order of the Ministry of Finance of the Russian Federation № 223 of September 30, 2002 – was issued for the period of five years.

Membership in accredited professional audit association – LLC "ERNST & YOUNG" is a member of Noncommercial partnership "Institute of professional accountants and auditors of Russia" (NP "IPA of Russia").

INFORMATION ABOUT THE AUDITED ENTITY

Name: OJSC "VolgaTelecom"

Location: Dom Svyazi, M.Gorky Square, Nizhny Novgorod city, 603000.

State registration: OJSC VolgaTelecom is registered by city's property and land resources management Committee of the Administration of Nizhny Novgorod on December 15, 1993 №448, basic state registration number 1025203014781. The date of making an entry - August 01, 2002. Certificate: series 52 № 001480204.

We audited the accompanying accounting statement of OJSC VolgaTelecom for the period from January 1 till December 31, 2006 inclusive. The accounting statement comprises balance sheet, income statement, statement of changes in shareholders' equity, cash flow statement, supplement to balance sheet and the explanatory memorandum, items 3-4, 6-12, 13.2-13.7. OJSC VolgaTelecom management is responsible for accounting, preparation and presentation of this accounting statement. Our responsibility is to express an opinion on the reliability in all material respects of this statement and on the compliance of the bookkeeping procedure, as related to

the preparation of accounting statement, with the Russian Federation legislation based on our audit.

We conducted the audit in accordance with Federal Law "On the audit activity", Federal Rules (Standards) of audit activity, Rules (Standards) of audit activity approved by the Committee on Audit activity with the President of the Russian Federation, and International audit standards.

The audit was planned and conducted to receive reasonable confidence that the accounting statement contains no essential misstatements. The audit was conducted on the sample basis and included the study by testing of proves confirming the values and the disclosure of information on financial and economic activity in the accounting statement, the assessment of observance of bookkeeping principles and rules applied at preparation of the accounting statement, the consideration of essential assessed values received by the management of the audited entity, and also the evaluation of overall presentation of the accounting statement. We believe that our audit provides a reasonable basis for the expression of our opinion on the reliability in all material respects of the accounting statement and on the compliance of the bookkeeping procedure, as related to the preparation of accounting statement, with the Russian Federation legislation.

In our opinion, the bookkeeping procedure in respect of preparation of OJSC VolgaTelecom accounting statement in 2006 met in all material respects the requirements of Federal law "On bookkeeping" № 129-ФЗ of November 21, 1996, and the above accounting statement prepared in accordance with the same Law, reflects truly in all material respects the financial position of OJSC VolgaTelecom as of December 31, 2006 and the results of its financial and economic activities for the period from January 1 to December 31, 2006 inclusive, in accordance with the Russian Federation legislation requirements as related to the preparation of accounting statement.

The accompanying accounting statement is not intended to present financial status and the activity results according to the accounting principles or methods generally accepted in countries and other administrative-territorial formations other than the Russian Federation. Accordingly, the accompanying accounting statement is not designated for the persons unfamiliar with bookkeeping principles, procedures and methods accepted in the Russian Federation.

April 02, 2007

Ulrich Schroeder
Partner

Audit executive head
Svetlana Eduardovna Sarnatskaya
General audit qualification certificate
№ K001213 issued on November 06, 2002
for unlimited term

FINANCIAL STATEMENT. AUDIT OPINION



IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

Consolidated balance sheet
at December 31, 2006 (RUR thousand)

ASSETS	Notes	2006	2005 as adjusted
Non-current assets			
Property, plant and equipment	6	31 332 348	28 525 610
Intangible assets and goodwill	7	4 454 189	2 745 615
Investments in associates	9	129 103	119 980
Long-term investments	10	28 226	24 910
Long-term accounts receivable and other assets	11	35 062	39 931
Long-term advances given	12	517 655	749 055
Deferred income tax asset	28	16 476	27 049
Total non-current assets		36 513 059	32 232 150
Current assets			
Inventories, net	13	535 925	544 087
Accounts receivable, net	14	1 872 300	1 296 011
Current income tax asset		343 276	38 813
Other current assets	15	1 099 296	1 519 748
Cash and cash equivalents	16	461 417	1 338 713
Total current assets		4 312 214	4 737 372
TOTAL ASSETS		40 825 273	36 969 522





EQUITY AND LIABILITIES	Notes	2006	2005 as adjusted
Owners' equity of parent company's shareholders			
Authorized capital	18	3 853 690	3 853 690
Unrealized gain on available-for-sale investments		5 434	2 134
Undistributed profit		15 810 202	14 228 313
Total owners' equity of parent company's shareholders		19 669 326	18 084 137
Minority share		473 302	415 614
Total equity		20 142 628	18 499 751
Non-current liabilities			
Long-term borrowings	19	9 497 836	7 589 666
Non-current liabilities under finance lease	20	596 516	727 768
Pension liabilities	23	1 287 295	1 106 204
Deferred revenue		316 030	331 618
Deferred income tax liability	28	1 444 233	1 336 072
Total non-current liabilities		13 141 910	11 091 328
Current liabilities			
Accounts payable and accrued expenses	21	3 970 717	2 574 536
Payables to Rostelecom		96 307	108 100
Income tax payable		–	76 541
Taxes and social security payable	22	321 999	812 712
Dividends payable		64 672	63 641
Short-term borrowings	19	1 582 707	683 741
Share of long-term borrowings to be repaid during the year	19	707 181	2 699 872
Current portion of finance lease liabilities	20	797 152	359 300
Total current liabilities		7 540 735	7 378 443
Total liabilities		20 682 645	18 469 771
TOTAL EQUITY AND LIABILITIES		40 825 273	36 969 522

Consolidated income statement
for the year ended December 31, 2006 (RUR thousand)

	Notes	2006	2005 as adjusted
Revenues	24	24 848 703	23 756 233
Wages, salaries, other benefits and payroll taxes		(8 424 514)	(7 954 563)
Depreciation and amortization	6,7	(4 453 961)	(3 417 659)
Supplies, repairs and maintenance, utilities		(2 658 736)	(2 185 768)
Taxes other than income tax		(624 204)	(550 307)
Expenses on carriers' services		(2 220 734)	(2 634 267)
(Expenditure) recovery of provision for doubtful debts	14	320 540	(12 020)
Gain (loss) on disposal of property, plant and equipment		2 308	(103 699)
Other operating expenditure	25	(2 513 437)	(2 274 446)
Operating profit		4 275 964	4 623 504
Share of result of associates	9	11 912	20 713
Interest expense, net	26	(1 020 783)	(843 532)
Income (loss) of financial investments	27	(48 371)	41 842
Foreign exchange gain at currencies revaluation, net		22 633	53 118
Profit before taxation		3 241 355	3 895 645
Tax on income	28	(1 106 921)	(1 391 621)
Profit for the reporting period		2 134 434	2 504 024
Profit related to the parent company equity holders, for the reporting period		2 073 895	2 465 295
Profit related to minority interests of subsidiaries, for the reporting period		60 539	38 729
Profit for the reporting period		2 134 434	2 504 024
Basic and diluted earnings per share (RUR) with regard to annual profit attributable to the parent company equity holders	29	6,32	7,52



INDEPENDENT AUDITORS' REPORT



To the Shareholders and Board of directors of OJSC "VolgaTelecom"

We have audited the accompanying consolidated financial statements of Open Joint Stock Company "VolgaTelecom" and its subsidiaries (hereinafter "the Company"), which comprise the consolidated balance sheet as at 31 December 2006 and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. Except for the matter described in the Basis for Qualified Opinion, we conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Basis for qualified opinion

As described in Note 2 "Basis of Presentation of the Financial Statements" and Note erty, Plant and Equipment", the Company transitioned to International Financial Repo Standards (IFRS) at January 1, 2003 and applied am exemption in IFRS 1 "First- time Adoption of International Financial Reporting Standards", which permits to measure property, plant and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to whether the carrying amounts of property, plant and equipment as at January 1, 2003 were representative of fair value. Accordingly, we were unable to determine whether the carrying value of property, plant and equipment as of December 31, 2006 and 2005 complies with the requirements of IFRS. Further, we were unable to satisfy ourselves as to the related (i) depreciation expense for the years then ended and (ii) the deferred tax balances as of December 31, 2006 and 2005 and deferred tax expense for the years then ended.

Qualified opinion

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to satisfy ourselves as to the matter described in the Basis for Qualified Opinion paragraph, the consolidated financial statements referred to above present fairly in all material respects, the financial position of the Company as of December 31, 2006, its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

May 31, 2007
Ernst&Young LLC

ERNST & YOUNG

CONTACT INFORMATION



General directorate
Dom Svyazi, Maxim Gorky square,
Nizhny Novgorod city, 603000
Phone/fax: +7(8312) 37-50-00,
37-50-09/30-67-68
E-mail: gd@vt.ru
http://www.vt.ru

Kirov branch
Drelevsky street 43/1,
Kirov city, 610000
Phone: (8332) 62-98-31,
Fax: (8332) 62-12-46
E-mail: dir@kirov.vt.ru,
http://www.kirov.vt.ru.

Branch in the Republic of Mariy-El
Sovetskaya street 138, Ioshkar Ola town,
The Republic of Mariy-El, 424000
Phone: (8362) 66-45-71,
Fax: (8362)63-00-99
E-mail: info@mari.vt.ru,
http://www.mari.vt.ru

Branch in the Republic of Mordovia
Bolshevistskaya street 13, Saransk town,
The Republic of Mordovia, 430000
Phone: (8342) 32-70-04,
Fax: (8342) 47-60-70,
E-mail: office@rm.vt.ru,
http://www.rm.vt.ru.

Nizhny Novgorod branch
B. Pokrovskaya street 56,
Nizhny Novgorod city, 603000
Phone: (8312) 30-55-32,
Fax: (8312) 34-05-19,
E-mail:director@nnov.vt.ru,
http://www.nnov.vt.ru

Orenburg branch
Volodarsky street 11,
Orenburg city, 460000
Phone: (3532) 77-34-10,
Fax: (3532) 72-01-62
E-mail: office@reg.esoo.ru,
http://www.orenburg.vt.ru.

Penza branch
Kuprin street 1/3, Penza city, 440606
Phone: (8412) 52-17-12,
Fax: (8412) 52-41-00,
E-mail: office@penza.vt.ru,
http://www.penza.vt.ru.

Samara branch
Krasnoarmeiskaya street 17,
Samara city, 443010
Phone: (846) 332-10-20,
Fax: (846) 340-05-10,
E-mail: director@samara.vt.ru,
http://www.samara.vt.ru.

Saratov branch
Kiselev street 40, Saratov city, 410012
Phone: (8452) 27-14-18,
fax: (8452) 50-84-53
E-mail: office@saratov.vt.ru,
http://www.saratov.vt.ru

Branch in Udmurtia Republic
Pushkinskaya street 278, Izhevsk city,
Udmurtia Republic, 426008
Phone: (3412) 45-92-02,
Fax: (3412) 45-94-59,
E-mail: utc@utc.ru,
http://www.udm.vt.ru.

Ulyanovsk branch
L.Tolstoy street 60, Ulyanovsk city, 432980
Phone: (8422) 41-20-10,
Fax: (8422) 41-13-52
E-mail: office@ul.vt.ru
http://www.ul.vt.ru

Branch in Chuvash Republic
Lenin avenue 2, Cheboksary town,
Chuvash Republic, 428000
Phone: (8352) 62-43-04,
Fax: (8352) 66-22-93
E-mail: director@chr.vt.ru
www.chr.vt.ru.

OJSC VolgaTelecom annual statement
2006

Redactor
OJSC VolgaTelecom

Design, page proofs
Design studio "Ponimaniye"

Art-director T.Trushkova
Designer - O. Inorodtsev

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000

www.**vt**.ru

END